GREAT AJAX CORP.

799 Broadway

New York, New York 10003

November 8, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Great Ajax Corp.
Registration Statement on Form S-3
File No. 333-281986 (the “Registration Statement”)

Ladies and Gentlemen:

Great Ajax Corp. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3, as amended by Amendment No. 1 thereto filed on November 6, 2024, be accelerated so that it will become effective at 4:15 p.m. Eastern time on November 13, 2024, or as soon thereafter as practicable.

Please contact Todd Lenson of Kramer Levin Naftalis & Frankel LLP at (212) 715-9216 or tlenson@kramerlevin.com with any questions regarding the foregoing.

Sincerely,

GREAT AJAX CORP.

By:	/s/ Michael Nierenberg
Michael Nierenberg
Chief Executive Officer